GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the nine months ended September 30, 2004. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 4, 2004.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently advancing two advanced exploration projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

During the period, two additional independent directors joined the Board. The additional independent directors are Wayne Kirk, LLB, and David Elliott, CA.

1.2.1        Carlin Trend, Nevada, United States of America

The Company's activities on the Carlin Trend in Nevada consist of underground exploration and development activity at the Hollister Development Block Project at the Ivanhoe Property.

In 2003, the Company optioned the earlier-stage Golden Cloud property, located adjacent to the southern boundary of the Ivanhoe Property. The Company conducted reverse circulation drilling in 2004. No significant mineralization was encountered, and the option was dropped in August 2004.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, 80 kilometers from Elko, Nevada. Great Basin's exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block ("HDB"). The HDB constitutes about 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest in the HDB (see below).

Hollister Development Block

On August 2, 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla will manage the exploration, development and mining operations. Hecla is contracted to complete the Stage 1 program in about 12 months from when the permits were issued in May 2004. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the following 12 months. A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be about one year from the date of commercial production.

Permits for an underground access and exploration program were received from the Nevada Bureau of Land Management in the second quarter of 2004. Excavation of a decline to access the high grade veins and establish drifts, crosscuts and stations for underground drilling began in the third quarter of 2004.

Additional Exploration Potential

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which has excellent exploration potential. The Company plans further exploration once activities are advanced on the HDB, and has also continued to assess the exploration potential of other properties in the area.

1.2.2        Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 km southeast of Johannesburg, near the town of Balfour. It lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Agreements

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") to acquire up to 100% of Southgold ("the Southgold Agreement"). Southgold holds the rights to purchase the Burnstone Project, and any subsequent mining would be subject to government legislation that provides for historically disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin completed its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches; the first tranche of the acquisition was made in the second quarter of 2003 and the second tranche was made during the first quarter of fiscal 2004 on January 31, 2004. As a result, the Company now holds 100% of Southgold.

Property Activities

The Burnstone goldfield is defined by a four kilometer wide by 18 kilometer long mineralized corridor, hosting four gold deposit areas. Importantly, the central portion of the gold corridor has been uplifted by two northwesterly trending subparallel faults, and as a result, a substantial portion of each deposit area lies at relatively shallow depths of only 250-750 meters.

Great Basin began drilling at Burnstone in January 2003, beginning at Area 1, and expanding to Areas 2, 3 and 4 in late 2003. Drilling continued in Area 1 until the second quarter of 2004, then an updated mineral resource for Area 1 was announced at the end of the second quarter. The results of a mineral resource estimate for Area 2 were also announced at that time.

Drilling continued in Areas 2, 3 and 4 in the third quarter. A Pre-Feasibility Study of the Area 1 gold deposit was ongoing in the third quarter.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms ‘measured resources' and ‘indicated resources'. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

South African consultants from Global GeoServices (Proprietary) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Proprietary) Ltd. ("GeoLogix") completed the 2004 resource estimates for Areas 1 and 2. The Area 1 estimate is based on 88 holes and 232 deflections off the master holes (totaling 320 valid intersections), and includes a 10% factor for geological losses. The estimated resources, undiluted and diluted to a 1-metre mining width, are tabulated below:

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Resources – Area 1 Gold Deposit
		Undiluted		Diluted to 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	7,791,000	16.10	20,313,000	5.56	3,630,000
	350	6,782,000	17.01	17,521,000	5.92	3,337,000
	400	5,700,000	18.19	14,709,000	6.34	2,999,000
Indicated	300	16,228,000	5.44	14,605,000	5.44	2,554,000
	350	12,954,000	5.44	11,659,000	5.44	2,034,000
	400	11,278,000	5.69	10,151,000	5.69	1,856,000
Total	300	24,019,000	8.90	34,918,000	5.51	6,184,000
	350	19,736,000	9.41	29,180,000	5.73	5,376,000
	400	16,979,000	9.88	24,859,000	6.07	4,855,000

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources'. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The resource estimate for Area 2 is based on 54 holes (including historic holes and those drilled by Great Basin) and 160 deflections off the master holes, totaling 214 valid intersections. As a detailed spatial and sedimentological model for Area 2 was not complete, the resource was assigned to an inferred category. The estimated undiluted and diluted resource for Area 2 is tabulated below:

Mineral Resource – Area 2 Gold Deposit
		Undiluted		Diluted over 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Inferred	300	8,682,000	10.04	18,511,000	5.74	3,415,000
	350	6,444,000	10.90	13,483,000	6.50	2,816,000
	400	4,480,000	12.49	9,538,000	7.15	2,192,000

Additional details on the resource estimates for Areas 1 and 2 are provided in the July 2004 technical report filed on www.sedar.com.

Drilling at Area 2, 3 and 4 was ongoing at the end of the third quarter. Recent drilling has shown that mineralization in Area 4 extends to the northeast where it converges with Area 1. Area 4 also remains open to the southwest. Therefore, there is excellent potential to expand the mine operation contemplated in the Pre-Feasibility Study.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Pre-Feasibility Study – Area 1

A Pre-Feasibility Study on Area 1 was underway during the third quarter. Subsequent to the end of the quarter in November, results from the study were released.

All studies for the Pre-Feasibility were done by independent consulting firms based in South Africa. Turgis Consulting (Proprietary) Ltd. ("Turgis") addressed mine planning and design, and estimated the mineral reserve; MDM Ferroman developed the mill process and plant design, utilizing metallurgical testwork by Mintek Laboratories; and Knight Piesold (Proprietary) Limited addressed the environmental and permitting aspects of the project, including tailings, water supply, and infrastructure. Turgis, a well established specialized technical firm that provides a wide range of consulting services in Africa, is also conducting the independent review of the cash flow and other economic analyses, based on underlying work. A.D. Pooley, Pr.Eng., of Turgis is the independent qualified person for the work by Turgis, D. Dodd, B.Sc., and J. Edwards, B.Sc., SAIMM, of MDM Ferroman are responsible for the metallurgical and process design work and R.J. Scheurenberg, Pr.Eng., of Knight Piesold, authored the environmental and permitting. A technical report summarizing the results will be filed on www.sedar.com.

Within the Study, all monetary units are in 2004 United States dollars (US$) and South African Rand (ZAR), with ZAR-USD exchange rate of 7:1. The financial analysis also assumed a 100% ownership and no debt leverage, noting that at production, the project will involve an equity interest acquired by Historically Disadvantaged South Africans.

The Pre-Feasibility Study utilized the Area 1 Resource at a 350 cmg/t cut-off, as shown in the table above, but focuses on that portion of the deposit lying south of the Step 2 fault. On a fully diluted basis taking into consideration all mining factors, the material contained in this area is 18.8 million tonnes grading 5.25 g/t at a 3.48 g/t gold cut-off, which contains 3.2 million ounces of gold. Under Canadian standards this material is classified as Proven and Probable Reserves, however under US standards no reserve declaration is possible based on a Pre-Feasibility Study. The June 2004 Mineral Resource is inclusive of these Mineral Reserves.

The Pre-Feasibility mine plan involves a combination of conventional narrow reef mining and flexible mechanized development in the footwall of the gold-bearing Kimberley Reef. Rock handling at the reef level would be accomplished with low profile trucks delivering ore and waste to a central loading pocket at the base of the decline loading either a conveyor or a shaft bulk haulage system. Production statistics and financial analyses are provided in the study for both the conveyor and shaft options. The shaft option is cheaper to operate but has higher capital costs. A crushing system would reduce material to a size of <150 mm prior to conveyance or hauling to surface. The processing plant capacity as proposed would treat 1.5 million tonnes per year in a closed circuit semi-autogenous grinding mill, followed by a gravity circuit as well as a Carbon-in-Leach process, producing gold by electrowinning and smelting. Gold recovery is estimated to be 95%. The tailing facility has a capacity of 40 million tonnes, sufficient to allow for additional material from other Burnstone resources, when developed.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating and capital costs (in US$) for the conveyor option are summarized below:

ESTIMATED OPERATING COSTS
Mining	$25.63/tonne
Processing	$4.39/tonne
Administration	$ 0.89/tonne
Total	$30.91/tonne
Average Cash Cost	$187oz
Total Cost	$258/oz

ESTIMATED CAPITAL COSTS
Construction	$72.1 million
Capitalized Operating Costs	$ 20.2 million
Total	$92.3 million

The Pre-Feasibility Study indicates that a mine at Area 1 could produce an average of 236,000 ounces of gold, annually, at steady state operation over a 12 year mine life. At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value (NPV) at a 5% discount of US$175 million and an internal rate of return (IRR) of 24% for an underground operation utilizing the conveyor system.

Based on the results, Great Basin intends to commence a full Bankable Feasibility Study on Area 1 to enable a decision on a development timetable for the Project.

1.2.3           Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in Yukon Canada, on which it had conducted exploration in the 1990s. In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

CRS made a $50,000 payment, plus applicable taxes, to Great Basin in December 2002 to keep the Option in good standing prior to obtaining a listing on the TSX Venture Exchange ("TSXV"). In June 2003, CRS listed on the TSXV under the name Lumina Copper Corporation. Accordingly, the Company received warrants to purchase 100,000 shares of Lumina Copper Corporation at an exercise price of $1.80 until May 23, 2005. These warrants were exercised into common shares and then subsequently sold by the Company. In May 2004 the Company received warrants to purchase 100,000 shares of Lumina Copper Corporation at an exercise price of $5.80 until May 21, 2006.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4           Market Trends

The average gold price increased over the past quarter, continuing an overall uptrend in 2004. From the beginning of 2004, to late October 2004, the gold price had averaged approximately US$402 per ounce.

1.2.5           Activities

During the nine months ended September 30, 2004, the Company:

•	exercised tranche two of the Southgold purchase, whereby the Company acquired the remaining 51% of Southgold which it did not yet own, for 11 million shares and 5.5 million warrants of Great Basin;

•	continued drilling at Burnstone, and in June 2004 released resource estimates for Area 1 and Area 2 (see item 1.2.2 above);

•	completed a first phase exploratory drilling program at the Golden Cloud Property, and due to poor results, dropped the property;

•
creceived a "Finding of No Significant Impact" relating to the proposed Hollister Development Block Project from the United States Bureau of Land Management, and commenced excavation of a decline to access the high-grade gold-silver veins; and

•	conducted Pre-Feasibility studies on the Area 1 gold deposit.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

In thousands of Canadian Dollars,	As at and for	As at and for	As at and for
except per-share figures and number of shares	the Year ended	the Year ended	the Year ended
	December 31	December 31	December 31
	2003	2002	2001
Current assets	$22,052	$15,346	$7,519
Mineral properties	30,668	5,878	5,583
Other assets	81	8	11
Total assets	52,801	21,232	13,113

Current liabilities	818	2,189	25
Shareholders equity	51,983	19,043	13,088
Total liabilities	52,801	21,232	13,113

Working capital	21,234	13,157	7,494

Expenses
Exploration	7,928	3,370	2,877
Conference and travel	326	189	109
Corporation capital tax	7	35	24
Depreciation	–	3	3
Financial advisory and finders' fees	147	464	–
Foreign exchange	532	(97)	–
Interest and other	(936)	(147)	(364)
Legal, accounting and audit	273	276	306
Office and administration	877	1,129	461
Shareholder communications	754	241	81
Trust and filing	204	56	12
Write off of mineral property interests	–	–	5,555
Subtotal	10,112	5,519	9,064
Exploration - stock-based compensation	786	–	–
Stock-based compensation	1,346	–	–
Recovery of accounts receivable previously written off	(367)	–	–
Gain on sale of investments	(4,379)	–	–
Loss for the period	7,498	5,519	9,064

Basic and diluted loss per share	$(0.12)	$(0.13)	$(0.24)

Weighted average number of
common shares outstanding	60,061,869	43,785,007	38,182,137

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Results of Operations

Loss for the period increased in the third quarter of the year to $4,335,000 from $2,967,000 in the second quarter of the year and increased from $3,444,000 in the third quarter of fiscal 2003, due to a stock option grant to employees and consultants.

Exploration expenditures decreased in the third quarter of the year to $2,306,000 from $2,660,000 in the second quarter of the year and from $2,494,000 in the third quarter of fiscal 2003 due to decreased activities at Burnstone.

Of the exploration costs to date in fiscal 2004, $5,649,804 was spent on Burnstone and $615,947 was spent on Ivanhoe, which includes the Hollister Development Block, the Ivanhoe property outside of the HDB and the Golden Cloud Property. At Ivanhoe, the main costs were drilling ($133,946) at Golden Cloud; geological ($76,198) for work at Ivanhoe and Golden Cloud, engineering ($64,390) activities associated with the Hollister Development Block and site activities ($54,854) costs to maintain the field office at Ivanhoe.

At Burnstone, the main exploration expenses were drilling ($3,447,091); geological ($960,982) for planning, core logging and supervision of the drilling program; engineering ($582,638) for metallurgical and other engineering work, supporting the pre-feasibility study on the Area 1 gold deposit; transportation ($169,499) for travel by geological and engineering staff to and from the site in South Africa; assays and analysis ($137,779) of drill core samples; and site activities ($176,102) for running the field office and carrying out other support activities associated with the drilling program. Expenditures in most categories were similar to those in the second quarter, except for drilling, engineering and geological. Engineering and geological costs increased substantially associated with work on the pre-feasibility study.

Financial advisory and finders' fees decreased in the third quarter of the year to $25,000 from $39,000 in the second quarter of the year, and decreased from $218,000 in the third quarter of fiscal 2003 when the Burnstone Project was under negotiation.

Shareholder communications decreased in the third quarter of the year to $37,000 from $106,000 in the second quarter of the year, due to mailings related to the Company's annual general meeting held in June. These costs also decreased slightly from the $45,000 spent in the third quarter of fiscal 2003.

Trust and filing fees decreased in the third quarter of the year to $15,000 from $25,000 in the second quarter of the year due to annual filing fees having been paid during the third quarter of the year, and decreased from the $157,000 incurred in the third quarter of fiscal 2003 when Great Basin was listed on the Toronto Stock Exchange and American Stock Exchange.

Conference and travel decreased in the third quarter of the year to $27,000 from $49,000 in the second quarter of the year, and decreased from $84,000 in the third quarter of fiscal 2003 due to less financing-related travel.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Summary of Quarterly Results

In thousands of Canadian Dollars, except per-share figures and number of shares. Small differences arise are due to rounding.

	As at and for the quarter ended

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	20,172	22,748	24,546	22,052	29,212	16,354	21,548	15,346
Mineral properties	74,808	74,808	74,808	30,668	24,647	24,647	5,878	5,878
Other assets	81	81	81	81	69	69	69	8
Total assets	95,062	97,638	99,436	52,801	53,929	41,070	27,495	21,232

Current liabilities	1,382	1,466	808	818	17,855	1,960	1,005	2,189
Other liabilities	-	-	-	-	-	-	-	-
Shareholders equity	93,679	96,172	98,628	51,983	36,073	39,110	26,491	19,043
Total liabilities	95,062	97,638	99,436	52,801	53,929	41,070	27,495	21,232

Working capital	18,790	21,282	23,738	21,234	11,357	14,394	20,543	13,157

Expenses
Conference and travel	27	49	98	64	84	91	87	146
Corporation capital tax	-	-	-	7	-	-	-	32
Depreciation	-	-	-	-	-	-	-	2
Financial advisory and
finders' fees	25	39	143	(1,195)	218	1,060	63	464
Foreign exchange	16	(318)	(111)	112	84	136	200	(42)
Interest and other	(277)	(183)	(123)	(253)	(81)	(123)	(479)	-
Legal, accounting and audit	69	84	63	113	39	66	55	122
Office and administration	275	215	175	(123)	405	202	394	818
Shareholder communications	37	105	44	537	45	101	71	146
Trust and filing	15	25	184	3	157	17	27	18
Subtotal	187	16	473	(735)	951	1,550	418	1,706
Exploration	2,306	2,660	1,407	1,614	2,494	1,812	2,008	2,880
Subtotal	2,493	2,676	1,880	879	3,445	3,362	2,426	4,586
Stock-based compensation	1,843	291	309	2,132	-	-	-	-
Recovery of accounts
receivable previously
written off	-	-	-	(367)	-	-	-	-
Gain on sale of investments	-	-	-	(4,379)	-	-	-	-
Loss for the period	4,336	2,967	2,189	(1,735)	3,445	3,362	2,426	4,586

Basic and diluted loss per
share	$(0.05)	$(0.03)	$(0.03)	$0.04	$(0.06)	$(0.06)	$(0.05)	$(0.10)

Weighted average number of
common shares
outstanding (thousands)	84,938	86,393	81,918	60,062	62,738	59,329	50,630	43,785

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2004, the Company had working capital of approximately $18.8 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration programs, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

At September 30, 2004, Great Basin had working capital of approximately $18.8 million, as compared to $21.2 million at December 31, 2003, and is debt free.

At September 30, 2004, the Company had approximately 86.5 million common shares issued and outstanding. There has been no material change in the number of shares outstanding from September 30, 2004 to the date of this MD&A.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private management company with certain directors in common with the Company, that provides geological, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis. In the third quarter of fiscal 2004, the Company paid HDI $213,081 for these services, as compared to $454,465 in the third quarter of fiscal 2003.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

As at September 30, 2004, Great Basin owed $69,047 to Hunter Dickinson Inc. At December 31, 2003 Great Basin had prepaid approximately $456,369 for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and other related parties during the year, to evaluate data on the Ivanhoe property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

During the six month period ended September 30, 2004, the Company paid $77,801 to a private company owned by David Copeland, a director, for engineering and project management services at market rates.

1.10          Fourth Quarter

Not applicable

1.11          Proposed Transactions

None.

1.12          Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

           •           the estimation of mineral resources and reserves, and
           •           the carrying values of mineral properties,
           •           the carrying values of property, plant and equipment, and
           •           the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13          Changes in Accounting Policies including Initial Adoption

None.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

1.15.1        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is a non-venture issuer.

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3        Disclosure of Outstanding Share Data

The following details the share capital structure as at November 4, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				86,485,379

Share purchase options	December 20, 2004	$1.17	128,000
	January 31, 2005	$1.80	241,300
	July 29, 2005	$1.32	300,000
	July 29, 2005	$1.50	750,000
	July 29, 2005	$1.70	15,000
	September 8, 2005	$1.97	100,000
	November 30, 2005	$2.50	670,000
	November 30, 2005	$2.69	95,000
	November 30, 2005	$2.76	100,000
	January 10, 2006	$0.96	1,572,000
	November 30, 2006	$1.59	180,000
	November 30, 2006	$1.75	460,000
	November 30, 2006	$1.62	320,000
	December 20, 2007	$1.17	1,072,000
	December 19, 2008	$1.62	1,900,000	7,903,300

Warrants	January 31, 2005	US$0.75	5,500,000	5,500,000

GREAT BASIN GOLD LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary and Forward Looking Information Comments

All information contained in this MD&A relating to the contents of the Pre-Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Pre-feasibility Study was prepared to broadly quantify the Burnstone project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Burnstone project nor should it be considered to be a final feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the Pre-feasibility Study. This could materially adversely impact the projected economics of the Burnstone project. As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the Pre-feasibility Study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Pre-feasibility Study and the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would likely require some additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed in the Pre-feasibility Study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the Pre-feasibility Study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the Pre-feasibility Study. There can be no assurance that mining can be conducted at the rates and grades assumed in the Pre-Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Pre-feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Pre-feasibility Study. Prices for gold have been below the price ranges assumed in Pre-feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.